UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Replacement of director appointed by Epsilon Asia Holdings II Pte. Ltd.

On August 16, 2023, Epsilon Asia Holdings II Pte. Ltd. informed the board of directors (the “Board”) of PropertyGuru Group Limited (NYSE: PGRU) (the “Company”) of its intention to replace Mr. Ashish Shastry, its nominated director on the Board and its nominated representative on the Board’s Nominating Committee in accordance with the Company’s memorandum and articles of association and shareholders’ agreement, with Mr. Prashant Kumar, effective from August 22, 2023.

Mr. Kumar is a Managing Director in KKR’s private equity team and heads KKR’s private equity team for South East Asia. Mr. Kumar also currently serves or has previously served on the boards of Max Healthcare, JB Chemicals & Pharmaceuticals, and Vini Cosmetics. Prior to joining KKR, Mr. Kumar was a director and member of the investment committee at ChrysCapital, a leading India focused private equity fund. Previously, he was with Warburg Pincus where he led investments in various sectors. Prior to that, Mr. Kumar worked at Karsch Capital Management, a New York-based hedge fund, and SUN Capital, an emerging markets focused private equity firm. He began his career as a consultant with McKinsey & Company. Mr. Kumar holds a B.Tech. from the Indian Institute of Technology Delhi, a post-graduate diploma in management from the Indian Institute of Management Kolkata, and an M.B.A. from The Wharton School at the University of Pennsylvania.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: August 17, 2023	By:	/s/ Hari V. Krishnan
Name: Hari V. Krishnan
Title: Chief Executive Officer and Managing Director